Exhibit 99.3

April 14, 2026 TransCanada PipeLines Limited 450 – 1 Street S.W. Calgary, Alberta, Canada T2P 5H1

Ladies and Gentlemen:

We hereby consent to the references to our firm name on the cover page and under the headings “Legal Matters,” “Interest of Experts” and “Documents Filed as Part of the Registration Statement” and the references to our firm name and the use of our opinion under the heading “Certain Income Tax Considerations – Certain U.S. Federal Income Tax Considerations” in the prospectus supplement included as part of the registration statement on Form F-10 (Registration No. 333-283633) of TransCanada PipeLines Limited.

In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,

/s/ White & Case LLP

White & Case LLP